Exhibit 99.1

SUNTECH ANNOUNCES NEW ACTING CFO AND BOARD MEMBER

WUXI, China, Jan. 27, 2014 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that Mr. Deyong He has been appointed as the fourth member of Suntech’s Board of Directors, as well as acting CFO. Mr. He joins Messrs. Michael Nacson, Kurt Metzger and Dr. Zhengrong Shi on Suntech’s Board.

The Board also appointed Mr. Metzger as the second member of the Audit, Compensation and Nominating Committees joining Mr. Nacson on each of these committees.

Mr. He has served as Corporate Finance/Treasury Director of Suntech since 2012. Prior to Suntech, Mr. He served as Treasury Director / Managing Director of IMC Pan Asia Alliance (China) Co., Ltd. / IMC-GATX Financial Leasing (Shanghai) Co., Ltd. from 2008 to 2012, Head of Treasury of LANXESS Chemical (China) Co., Ltd from 2006 to 2008, and Head of Treasury of Chia Hsin Cement Greater China Holdings Co., Ltd. from 2000 to 2006. Prior to 2000, he served as a project manager in various entities in the development of real estate and civil engineering.

Mr. He has in-depth corporate finance experience and multicultural exposure across manufacturing, shipping, real estate and logistics and leasing industries with European, American and Asian companies. Mr. He holds a Bachelor of Science degree from Tongji University and Masters of Business Administration degree from Fudan University.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ) produces solar products for residential, commercial, industrial, and utility applications. Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations Director
Ph: +86 510 8531 8654
Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.